UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                          Delta Petroleum Corporation
                         -----------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                          -----------------------------
                          (Title of Class of Securities)


                                   247907 20 7
                                  --------------
                                  (CUSIP Number)


                                 January 8, 2001
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]  Rule 13d-1(b)
      [X]  Rule 13d-1(c)
      [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13G

     CUSIP No.  247907 20 7

1   NAME OF REPORTING PERSON

     BWAB Limited Liability Company


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) ---
     Not applicable                                           (b) ---

3   SEC USE ONLY




4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Colorado


5   SOLE VOTING POWER

    642,430 shares


6   SHARED VOTING POWER

    0 shares


7   SOLE DISPOSITIVE POWER

    642,430 shares


8   SHARED DISPOSITIVE POWER

    0 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    642,430 shares

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)

     Not applicable

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    6.1%

12  TYPE OF REPORTING PERSON (See Instructions)

    CO


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

Item 1.

     (a)  Name of Issuer:  Delta Petroleum Corporation

     (b)  Address of Issuer's Principal Executive Offices:

          555 Seventeenth Street - Suite 3310
          Denver, Colorado 80202

Item 2.

     (a)  Name of Person Filing:  BWAB Limited Liability Company

     (b)  Address of Principal Business Office:

          475 Seventeenth Street - Suite 1390
          Denver, Colorado 80202

     (c)  Citizenship:  Colorado

     (d)  Title of Class of Securities:  Common Stock, $.01 par value

     (e)  CUSIP No.:  247907 20 7


Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

          Not applicable.

Item 4.   Ownership.

     (a)  Amount Beneficially Owned:  642,430

     (b)  Percent of Class:  6.1%

     (c)  Number of shares as to which BWAB Limited Liability Company has:

          (i)  sole power to vote or to direct the vote:     642,430 shares
         (ii)  shared power to vote or to direct the vote:         0 shares
        (iii)  sole power to dispose or to direct the
               disposition of:                               642,430 shares
         (iv)  shared power to dispose or to direct the
               disposition of:                                     0 shares

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.



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

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2001              BWAB Limited Liability Company



                                    By: /s/ Steven A. Roitman
                                        Steven A. Roitman - Manager
















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